SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

8 MARCH 2004

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No**: ☒

Enclosures: Circular to shareholders - Change of name

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action that you should take, please consult your stockbroker, banker, legal adviser, accountant or other professional adviser immediately. If you have disposed of all your shares in AngloGold Limited ("AngloGold"), please forward this circular, together with the attached form of proxy, to the stockbroker, banker or agent through whom you disposed of such shares.

RECOMMENDED ACTION

1. Certificated or dematerialised "own name" shareholders who are unable to attend the general meeting of shareholders of AngloGold to be held at 11:00 on Thursday, 8 April 2004, at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach AngloGold's share registrars, Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa, or Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England, or Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182 Perth, WA 6840), Australia by no later than 11:00 (South African time) on Tuesday, 6 April 2004.
2. Shareholders who have dematerialised their AngloGold shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depositary Participant ("CSDP") or broker) must provide their CSDP or broker with their voting instructions or request their CSDP or broker to provide them with the necessary authority to attend the general meeting in person in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.



anglogold

ANGLOGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
("AngloGold" or "the Company")

Circular to shareholders

regarding

the change of name of the Company from AngloGold Limited to AngloGold Ashanti Limited

and incorporating

- **a notice of a general meeting of shareholders; and**
- **a form of proxy.**

JSE sponsor



UBS

UBS Corporate Finance South Africa (Pty) Ltd
A subsidiary of UBS AG
(Registration number 1994/008363/07)



Legal advisers

TABACKS

SHEARMAN & STERLING LLP

Date of issue: 8 March 2004

CORPORATE INFORMATION

DIRECTORS

Executive

R M Godsell *(Chief Executive Officer)*
J G Best
D L Hodgson
K H Williams

Non-executive

R P Edey* *(Chairman)*
Dr T J Motlatsi *(Deputy Chairman)*
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British # American

Managing Secretary

Ms Y Z Simelane

Company Secretary

C R Bull

OFFICES

Registered and Corporate

South Africa

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth, WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United States of America

AngloGold Americas Inc.
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: +1 212 750 7999
Fax: +1 212 750 5626

UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP, England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

JSE SPONSOR

UBS Corporate Finance South Africa (Pty) Limited
(Registration number 1994/008363/07)
64 Wierda Road East
Wierda Valley, Sandton 2196
(PO Box 652863, Benmore 2010)
South Africa
Telephone: +27 11 322 7000
Fax: +27 11 784 8280

SHARE REGISTRARS

South Africa

Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 945 within South Africa
Telephone: +27 11 370 7700 outside South Africa
Fax: +27 11 688 7722 (Queries only)

United Kingdom

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2
45 St George's Terrace
Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033

ADR DEPOSITARY

The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

LEGAL ADVISERS

South Africa

Taback and Associates (Pty) Limited
(Registration No. 2000/010434/07)
1st Floor, 21 West Street
Houghton 2198
(PO Box 3334, Houghton 2041)
South Africa
Telephone: +27 11 483 1571
Fax: +27 11 483 1503

United States of America and United Kingdom

Shearman & Sterling LLP
801 Pennsylvania Avenue N W
Washington DC 20004-2604
United States of America
Telephone: +1 202 508 8000
Fax: +1 202 508 8100

and

Broadgate West
9 Appold Street
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500

IMPORTANT DATES AND TIMES

Last day for lodging forms of proxy for the general meeting (by 11:00 South African time)	Tuesday, 6 April 2004
General meeting to be held at 11:00 at The Johannesburg Country Club Napier Road, Auckland Park, Johannesburg, South Africa	Thursday, 8 April 2004

Results of general meeting

– released on SENS and other stock exchanges' news services	Thursday, 8 April 2004
– published in the South African press	Tuesday, 13 April 2004

The effective date of the Merger between AngloGold and Ashanti and the consequent change of the name of the Company to AngloGold Ashanti Limited will be announced in the South African press and through SENS and other stock exchanges' news services. Holders of dematerialised shares in the Company need not take any action as their accounts at their CSDP or broker will be automatically updated with the change of name by their CSDP or broker. **AngloGold shareholders in possession of AngloGold Limited share certificates need not take any action since the share certificates reflecting the old name of the Company, "AngloGold", will still be good for delivery.** However, those shareholders who wish to exchange their share certificates for certificates in the name of AngloGold Ashanti Limited, may do so, by contacting the share registrars after the name change has become effective.

Shareholders are reminded that shares in companies listed on the JSE can no longer be bought or sold on that exchange unless they have been dematerialised onto the STRATE system. It is therefore suggested that certificated shareholders on the Company's South African share register should consider dematerialising their certificates and replacing them with electronic records of ownership. In this regard shareholders may contact either their own broker or a preferred Custodian CSDP, details of which are available from STRATE at liaisondesk@strate.co.za or telephone +27 11 759 5300 or fax +27 11 759 5505.

The dates and times in this circular are subject to change and any changes will be announced in the South African press and through SENS and other stock exchanges' news services. All times in this circular are South African local times.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.

DEFINITIONS

In this circular and the documents attached hereto, unless the context indicates otherwise, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing the masculine include the feminine, and words incorporating persons include juristic persons and associations of persons.

"AngloGold" or the "Company"	AngloGold Limited, a company incorporated with limited liability under the laws of South Africa with registration number 1944/017354/06;
"AngloGold ADSs"	the American Depositary Shares of AngloGold, each of which represents one AngloGold share;
"AngloGold Ashanti"	AngloGold following the Merger;
"AngloGold Ashanti GhDSs"	the new Ghanaian Depositary Shares of AngloGold Ashanti, 100 of which will represent one AngloGold Ashanti share upon the implementation of the Merger;
"AngloGold shares"	ordinary shares having a par value of 25 South African cents each in the authorised and issued share capital of AngloGold;
"Ashanti"	Ashanti Goldfields Company Limited, a company incorporated with limited liability under the laws of Ghana with registered number 7094;
"Ashanti ADIs"	the interests in Ashanti Shares that are settled and traded within CREST as depositary interests;
"Ashanti Securityholders"	holders of Ashanti Shares, Ashanti ADIs, Ashanti GDSs and Ashanti ZDRs or, as the context requires, any one of them;
"Ashanti Shares"	ordinary shares of no par value in the authorised and issued share capital of Ashanti;
"Ashanti GDSs"	Global Depositary Securities, each of which represents one Ashanti Share;
"Ashanti ZDRs"	Zimbabwe Depositary Receipts, each of which represents one-hundredth of an Ashanti Share;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"cash operating profit"	adjusted operating profit plus amortisation of mining assets; cash operating profit is a non-GAAP measure of financial performance;
"certificated shareholders"	shareholders who have not dematerialised their AngloGold shares;
"certificated shares"	shares which are evidenced by a certificate and which have not yet been surrendered for dematerialisation;
"circular"	this bound document dated 8 March 2004, including the notice of general meeting and the form of proxy;
"Combined Group"	AngloGold and its subsidiary undertakings following the Merger;
"Companies Act"	the South African Companies Act, 1973 (Act 61 of 1973), as amended;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI No. 2001/3755)) in respect of which CRESTCo Limited, a limited liability company incorporated in England and Wales with registered number 2878738, is the operator (as defined in such regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of written instrument;
"CSDP"	Central Securities Depositary Participant;
"custody agreement"	the custody mandate agreement between the dematerialised shareholder and the CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;
"dematerialised" or "dematerialisation" or "dematerialising"	process by which certificated shares will be converted into electronic form under STRATE for trading on the JSE;

"directors"	the directors of AngloGold;
"document(s) of title"	share certificates or share statements or certified deeds or any other document(s) of title acceptable to AngloGold in respect of certificated shares;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"general meeting"	the general meeting of shareholders to be held at 11:00 on Thursday, 8 April 2004 at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa;
"Ghana Companies Code"	the Ghana Companies Code, 1963 (Act 179), as amended;
"Government Stability Agreement"	an agreement entered into between AngloGold and the Government of Ghana on 20 February 2004, concerning certain fiscal and regulatory undertakings regarding the Combined Group and its operations in Ghana upon implementation of the Merger;
"Government Support Deed"	an agreement entered into between AngloGold and the Government of Ghana on 12 December 2003, pursuant to which the Government of Ghana agreed, amongst other things, to vote in favour of the Scheme in its capacity as a shareholder of Ashanti;
"Ghana"	the Republic of Ghana;
"High Court"	the High Court of Ghana;
"IFRS"	International Financial Reporting Standards;
"Information Memorandum"	the Information Memorandum comprising summary Listing Particulars regarding AngloGold, Ashanti and AngloGold Ashanti;
"JSE"	the JSE Securities Exchange South Africa;
"Listing Particulars"	the document dated 3 March 2004 comprising listing particulars relating to AngloGold prepared in accordance with the UK Listing Rules and Part VI of the UK Financial Services and Markets Act 2000, as they may be supplemented or amended from time to time;
"Lonmin"	Lonmin Plc, a public listed company incorporated in England and Wales with registered number 00103002;
"Lonmin Support Deed"	an agreement entered into between AngloGold and Lonmin pursuant to which Lonmin agreed, amongst other things, to vote in favour of the Scheme in its capacity as a shareholder of Ashanti;
"Merger"	the proposed merger to be effected by the Scheme pursuant to the Transaction Agreement;
"NYSE"	the New York Stock Exchange, Inc.;
"Scheme"	the scheme of arrangement to be entered into between Ashanti and its members under section 231 of the Companies Code;
"Scheme Meeting"	the meeting of Ashanti Shareholders convened by order of the High Court pursuant to section 231 of the Companies Code to consider and, if thought fit, approve the Scheme, including any adjournment thereof;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders"	registered holders of AngloGold shares as reflected on the AngloGold register and the sub-register maintained by a CSDP or broker;
"share registrars"	Computershare Limited in South Africa, and Computershare Investor Services PLC in the United Kingdom, and Computershare Investor Services Pty Limited in Australia;
"South Africa"	the Republic of South Africa;
"STRATE"	STRATE Limited (registration number 1998/022242/06), an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically; and
"Transaction Agreement"	the transaction agreement entered into between AngloGold and Ashanti dated 4 August 2003, and amended on 2 September 2003, 23 September 2003, 29 October 2003, 13 November 2003 and 12 December 2003, relating to the Merger.

1. INTRODUCTION

AngloGold has, since 16 May 2003, issued announcements regarding the proposed merger of AngloGold and Ashanti through the news services of the various stock exchanges on which its securities are listed. Shareholders are referred to the announcements made on 16 May, 13 June, 4 August, 22 September, 23 September, 15 October, 29 October, 30 October, 14 November and 12 December 2003, and 26 January and 20 February 2004. The Merger will be effected by way of a Scheme of Arrangement between Ashanti and its shareholders under section 231 of the Ghana Companies Code.

On the implementation of the Merger, and in order to reflect the nature and composition of the Combined Group pursuant to the Merger, it is proposed that AngloGold changes its name to "AngloGold Ashanti Limited".

The change of name is conditional on the Merger becoming effective. However, the change of name is not a condition of the Merger.

2. PURPOSE OF THIS CIRCULAR

The purpose of this circular is to furnish information to shareholders regarding the change of name of the Company from AngloGold Limited to AngloGold Ashanti Limited, and the special resolution to be proposed at the general meeting.

3. RATIONALE FOR CHANGE OF NAME

On 4 August 2003, AngloGold and Ashanti announced that they had agreed the terms of a recommended Merger of the two companies to create a growth focused, leading global gold producer and that they had entered into a Transaction Agreement to implement the Merger.

The Ashanti Board announced on 14 October 2003 that it recommended the improved offer from AngloGold and, following the announcement of an alternative proposal, reconfirmed its support for AngloGold's improved offer on 27 October 2003.

AngloGold entered into the Lonmin Support Deed with Lonmin as the holder of approximately 27.6 per cent of the entire issued share capital of Ashanti, pursuant to which Lonmin agreed to exercise the votes attaching to its shares in Ashanti in favour of the Merger and against any competing acquisition proposal made by Randgold Resources Limited, other than if the consideration is payable solely in cash and is fully underwritten and the directors of Ashanti have determined it to be a superior proposal.

On 28 October 2003, the Government of Ghana ("the Government") announced its support for the AngloGold offer to merge with Ashanti, as well as the principal terms of a stability undertaking which the Government intended to enter into with AngloGold. On 12 December 2003, AngloGold and the Government entered into the Government Support Deed, pursuant to which the Government agreed, amongst other things, to vote its Ashanti Shares (approximately 16.8 per cent) in favour of the Merger and against any competing acquisition proposal. On 20 February 2004, AngloGold and the Government entered into the Government Stability Agreement, the principal terms of which were approved by the Parliament of Ghana on 18 February 2004. Under the Government Stability Agreement, the Government has granted certain undertakings as regulator with respect to, among other things, the renewal of the mining lease for the Obuasi mine; stability of the rates applicable to corporate tax and royalties; and certain other regulatory approvals. In consideration for the regulatory undertakings, AngloGold will, once the Merger is effective, issue 2,658,000 AngloGold shares to the Government of Ghana and pay to the Government an amount of US$5 million in cash. AngloGold has also agreed to pay to the Government on the Effective Date, US$5 million in cash towards the transaction costs incurred by the Government in its role as regulator of Ashanti.

On the basis of the closing market price of Ashanti GDSs on the NYSE on 15 May 2003 (being the day prior to the announcement of discussions between the parties) and on 1 August 2003 (being the last practicable trading day prior to the firm announcement of the Merger) of US$7.10 and US$8.00, respectively, the consideration to be received by the Ashanti Securityholders represents a premium of 12 per cent and 4 per cent, respectively, to the closing market price of Ashanti GDSs on the NYSE.

On completion of the Merger and based on the current issued ordinary share capital of each company, existing holders of AngloGold shares and AngloGold ADSs will own approximately 84.6 per cent and existing Ashanti Securityholders will own approximately 15.4 per cent of the combined company.

The Merger will be effected by means of a Scheme of Arrangement between Ashanti and Ashanti shareholders under section 231 of the Ghana Companies Code, and will require the approval of not less than three-fourths of the votes cast by or on behalf of Ashanti shareholders present and voting at the Scheme Meeting convened by the High Court for Wednesday, 7 April 2004 to enable Ashanti Shareholders to consider the Scheme. The purpose of the Scheme is to enable AngloGold to acquire the whole of the issued share capital of Ashanti. Under the terms of the Merger each holder of an Ashanti Share or an Ashanti GDS will be entitled to elect to receive either 0.29 of an AngloGold share or 0.29 of an AngloGold ADS for each Ashanti Share or Ashanti GDS held. Ashanti shareholders resident in Ghana will have the option of receiving 29 AngloGold Ashanti GhDSs, 100 of which will represent one AngloGold Ashanti share.

If the Scheme is approved by the required majority of Ashanti shareholders, a hearing by the High Court to confirm the Scheme is scheduled for Friday, 23 April 2004. At the hearing, the High Court will consider whether the Scheme is fair, procedurally and substantively, to Ashanti shareholders and will make an independent determination whether to confirm the Scheme so that the Merger can be implemented, notwithstanding the approval of the Scheme by the requisite vote of Ashanti shareholders at the Scheme Meeting, the findings of the independent reporter appointed to report on the Scheme and/or any objection raised by any Ashanti shareholder.

The Merger will create a leading global gold producer with the following attributes:

- **Growth/Upside potential**
  - An enhanced production profile is expected from existing brownfields opportunities
  - AngloGold's proven ability in the development of deep-level projects should maximise the opportunity for the development of deep-level underground mining at the Obuasi Deeps Mine, where a scoping study has been undertaken to review the mine's potential down to 100 Level as well as alternative production rates, infrastructure options and operating and capital cost projections
  - A dedicated project team will undertake a feasibility study regarding Obuasi Deeps with anticipated expenditure for exploration and feasibility studies of US$44 million over the next five years. Including this amount, the total capital expenditure for Obuasi Deeps is estimated to be US$570 million in real terms over the expected life of mine
  - AngloGold Ashanti intends to invest US$110 million in real terms over the next five years on underground equipment, infrastructure and environmental and planning systems for the existing Obuasi Mine. This amount is in addition to capital expenditure already planned by Ashanti and is in addition to the US$44 million to be spent upon exploration for Obuasi Deeps as referred to above. AngloGold management anticipates that these initiatives will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash operating costs at Obuasi by an estimated US$20 per ounce in real terms over the next five years
  - AngloGold Ashanti intends to accelerate exploration programmes, particularly at Obuasi and also at the Siguiri Mine
  - AngloGold Ashanti will have land positions in some of the most prospective regions in the world
  - AngloGold's stronger balance sheet following the Merger, combined with its proven capital raising capability, will ensure the funding of the above development projects at Obuasi and, in 2004, the proposed carbon-in-pulp installation at Siguiri Mine.

- **Synergies** – the Merger is expected to generate tangible pre-tax synergy benefits of approximately US$15 million per annum, before transaction expenses, as expected from the first full year after completion, due to anticipated:
  - Reduced financing costs – Ashanti's cost of funds is generally higher than that of AngloGold. Refinancing of certain of Ashanti's existing financing arrangements is expected to yield savings of approximately US$3 million per annum
  - Reduced administrative and procurement costs – these savings are expected to result in savings of approximately US$10 million per annum. They are principally expected to arise from two sources. First, the integration of corporate, general administration, sales and marketing activities of AngloGold and Ashanti. Secondly, AngloGold has developed globally co-ordinated procurement strategies and infrastructure, the use of which by Ashanti, in particular in relation to the Obuasi, Bibiani, Iduapriem/Teberebie and Siguiri mines, is expected to result in cost savings

- Consolidation of ownership of the Geita Mine in Tanzania

- Breadth of technical capabilities to ensure the optimal development of organic growth opportunities – AngloGold has a broader technical and financial skills base and therefore does not outsource these functions to the extent which Ashanti does presently. The reduced need for such outsourcing by Ashanti following the Merger is expected to result in savings of approximately US$2 million per annum.

- **Scale** – AngloGold Ashanti will have the production base, ore reserves and financial resources which are anticipated to generate future value.

  - Ore Reserves – 83.8 million ounces of attributable Proved and Probable Ore Reserves based on AngloGold's and Ashanti's Proved and Probable Ore Reserves as at 31 December 2003 (which Ore Reserves were already adjusted for the sale by AngloGold of Amapari, the Western Tanami assets and its 70 per cent interest in the Jerritt Canyon Joint Venture during 2003, the closure of Union Reefs in 2003 as well as the sale during 2003 by Ashanti of its interests in the Youga and Mampon properties in 2003). This represents an increase of approximately 33 per cent in AngloGold's Proved and Probable Ore Reserves as at 31 December 2003

  - Production – reinforces AngloGold's position as one of the world's largest gold producers with 2003 combined gold production of 6.9 million ounces (adjusted for the sale during 2003 by AngloGold of its 70 per cent interest in the Jerritt Canyon Joint Venture, as well as the closure of Union Reefs in 2003), a 28 per cent increase in AngloGold's attributable production level for the year ended 31 December 2003 similarly adjusted for the sale of Jerritt Canyon and the closure of Union Reefs

  - US$980 million cash operating profit on a 2003 pro forma basis.

- **Operating strength** – AngloGold Ashanti will have a portfolio of long-life, low-cost assets and different orebody types in the key gold producing regions.

  - Cash operating costs – pro forma cash costs (including royalties) of US$228 per ounce on a 2003 pro forma basis

  - Long-life assets – six operations in five countries with combined Ore Reserves of 41.2 million ounces have current life of mine plans of 15 years or longer

  - Diversification – well diversified asset portfolio comprising a balance of open-pit and underground production from a total of 24 operations (following the sale during 2003 by AngloGold of its interests in the Jerritt Canyon Joint Venture, as well as the closure in 2003 of Union Reefs) distributed across 11 countries in the principal gold producing regions of the world.

- **Investment appeal** – AngloGold Ashanti is anticipated to have the growth potential, size, liquidity and dividend yield to enhance appeal to the investment community.

  - Increased size – combined market capitalisation of approximately US$11.3 billion (based on the closing price of an AngloGold American Depositary Share on the New York Stock Exchange on Friday, 27 February 2004, the last practicable trading day prior to the date of this circular, and the issued ordinary share capital of each of AngloGold and Ashanti as at such date), meriting greater attention from major global generalist and specialist investment institutions

  - Share trading liquidity – increased liquidity, particularly in North America, which represents some two-thirds of AngloGold and Ashanti's combined share turnover.

On the implementation of the Merger, and in order to reflect the nature and composition of the Combined Group pursuant to the Merger, it is proposed that AngloGold changes its name to "AngloGold Ashanti Limited".

4. NEW BOARD AND MANAGEMENT

Following completion of the Merger, Russell Edey, the current Chairman of AngloGold, will continue to be Chairman of AngloGold Ashanti. Sam Jonah, currently the CEO of Ashanti, in addition to joining the board of AngloGold Ashanti, will play a leading role in the executive management of the Combined Group in the position of President. In this new position, Mr Jonah will share responsibility with AngloGold's CEO, Bobby Godsell, for strategy formulation, the identification and development of new business opportunities and managing AngloGold's relationships with governments, shareholders and other stakeholders. Mr Jonah will join a five-person Executive Committee of the Combined Group, chaired by Mr Godsell. In addition, in accordance with the Government Support Deed, the Government will be entitled to recommend two Ghanaian citizens to sit on the AngloGold Board, and AngloGold will appoint such persons as non-executive directors of AngloGold Ashanti upon the Merger becoming effective (subject to such persons being acceptable to the AngloGold Board and to Ashanti in accordance with the relevant applicable company laws). As at 27 February 2004 (being the latest practicable date prior to publication of this circular), AngloGold has not received any recommendations from the Government in relation to such appointments. The existing directors of AngloGold and the AngloGold executive team will otherwise continue in their current roles.

5. BOARD RECOMMENDATION

The directors recommend that the shareholders vote in favour of the special resolution to be proposed at the general meeting to adopt the change of name of the Company to AngloGold Ashanti Limited. AngloGold's major shareholder, Anglo American plc, the holder of approximately 55.52 per cent of AngloGold's issued shares, has provided an irrevocable undertaking to vote in favour of the special resolution.

6. IMPLEMENTATION OF CHANGE OF NAME

Assuming the implementation of the Merger and that the special resolution to approve the change of name is approved by the required majority of AngloGold shareholders and such resolution is registered by the Registrar of Companies, the change of name will then be implemented as set out below.

The effective date of the Merger between AngloGold and Ashanti and the consequent change of the name of the Company to AngloGold Ashanti Limited will be announced in the South African press and through SENS and other stock exchanges' news services. Holders of dematerialised shares in the Company need not take any action as their accounts at their CSDP or broker will be automatically updated with the change of name by their CSDP or broker. AngloGold shareholders in possession of AngloGold Limited share certificates need not take any action since the share certificates reflecting the old name of the Company, "AngloGold", will still be good for delivery. However, those shareholders who wish to exchange their share certificates for certificates in the name of AngloGold Ashanti Limited, may do so, by contacting the share registrars after the name change has become effective. Subsequent to the change of name, the Company's shares will retain the existing share codes on the various stock exchanges and the ISIN number.

7. GENERAL MEETING

Following hereafter is a notice convening a general meeting of shareholders to be held at 11:00 (South African time) on Thursday, 8 April 2004 at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, in order to consider and, if deemed fit, pass, with or without modification, a special resolution to approve the change of name from AngloGold Limited to AngloGold Ashanti Limited.

The special resolution is set out in the notice of general meeting attached to and forming part of this circular.

Certificated shareholders and shareholders who have dematerialised their shares and whose name appears on the sub-register maintained by their CSDP or broker, who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company's share registrars in South Africa, the United Kingdom or Australia by no later than 11:00 (South African time) on Tuesday, 6 April 2004. The addresses of the share registrars are on the cover page of this circular.

Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Transaction Agreement, the Scheme Document, the Listing Particulars and Information Memorandum for AngloGold Ashanti will be available for inspection by shareholders from the date of this circular, 8 March 2004, up to and including 8 April 2004, during normal business hours on weekdays (excluding official public holidays) at the following locations:

OFFICES

South Africa	*Australia*	*United Kingdom Secretaries*
11 Diagonal Street	Level 13, St Martins Tower	St James's Corporate Services Limited
Johannesburg 2001	44 St George's Terrace	6 St James's Place
(PO Box 62117, Marshalltown 2107)	Perth, WA 6000	London SW1A 1NP
South Africa	(PO Box Z5046, Perth, WA 6831)	England
	Australia	

SHARE REGISTRARS

South Africa	*Australia*	*United Kingdom*
Computershare Limited	Computershare Investor Services Pty Limited	Computershare Investor Services PLC
Ground Floor, 70 Marshall Street	Level 2, 45 St George's Terrace	PO Box 82, The Pavilions
Johannesburg 2001	Perth, WA 6000	Bridgwater Road
(PO Box 61051, Marshalltown 2107)	(GPO Box D182, Perth, WA 6840)	Bristol BS99 7NH
South Africa	Australia	England

By order of the Board

Ms Y Z Simelane
Managing Secretary

Johannesburg
South Africa

8 March 2004

Registered office and postal address
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa



ANGLOGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of AngloGold will be held at 11:00 (South African time) on Thursday, 8 April 2004 at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, to consider and, if deemed fit, to pass, with or without modification, the following special resolution:

SPECIAL RESOLUTION

"**Resolved as a special resolution,** that subject to the acquisition by the Company of the entire issued share capital of Ashanti Goldfields Company Limited ("Ashanti") in terms of a Scheme of Arrangement to be entered into between Ashanti and its members under section 231 of the Ghana Companies Code, the name of AngloGold Limited be and it is hereby changed to "AngloGold Ashanti Limited"."

REASON FOR AND EFFECT OF THE SPECIAL RESOLUTION

The reason for and effect of the special resolution, if passed, is to change the name of AngloGold Limited to "AngloGold Ashanti Limited".

VOTING AND PROXIES

Certificated shareholders and shareholders who have dematerialised their shares and whose name appears on the sub-register maintained by their CSDP or broker, who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company's share registrars in South Africa, the United Kingdom or Australia by no later than 11:00 (South African time) on Tuesday, 6 April 2004. The addresses of the share registrars are on the cover page of this circular.

Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

By order of the Board

Ms Y Z Simelane
Managing Secretary

Johannesburg
South Africa

8 March 2004

PRINTED BY INCE (PTY) LTD



ANGLOGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold" or "the Company")

FORM OF PROXY

FOR COMPLETION ONLY BY ORDINARY SHAREHOLDERS HOLDING SHARE CERTIFICATES AND ORDINARY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD SHARES AND WHOSE SHAREHOLDING IS RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CENTRAL SECURITIES DEPOSITARY PARTICIPANT ("CSDP") OR BROKER

THIS FORM OF PROXY IS NOT FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD SHARES (OTHER THAN THOSE WHOSE SHAREHOLDING IS RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CSDP).

I/We _____

of (address) _____

being a shareholder of the Company, holding [＿＿＿＿＿＿] shares, do hereby appoint:

1. _____ or failing him/her,

2. _____ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting of shareholders to be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, on Thursday, 8 April 2004, at 11:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the special resolution to be proposed at such meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Special resolution – Approval to change the name of AngloGold Limited to AngloGold Ashanti Limited			

A shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at _____ on _____ 2004

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

Please refer to the notes on the reverse side hereof.



Notes:

1. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the general meeting.
2. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting.
3. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.
4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa or the United Kingdom or Australia.
5. When there are joint holders of shares, any one holder may sign this form of proxy.
6. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.
7. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.
8. Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South African time) on Tuesday, 6 April 2004:

Computershare Limited	Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107), South Africa
Computershare Investor Services PLC	PO Box 82, The Pavilions, Bridgwater Road Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited	Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182, Perth, WA 6840), Australia



ANGLOGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
ASX Share code: AGG
("AngloGold" or "the Company")

CDI VOTING INSTRUCTION FORM

FOR COMPLETION BY AUSTRALIAN HOLDERS OF CHESS DEPOSITARY INTERESTS ("CDIs")

Holders of CDIs should use this form to direct CHESS Depositary Nominees Pty Limited how to vote on the resolution detailed below. The CDI Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying shares on your behalf. Please Note: Every 5 CDIs carries the right to one vote.

I/We _____

being a holder of CDIs of the Company direct CHESS Depositary Nominees Pty Limited to vote for me in respect of all the CDIs held in my/our name at the general meeting of the Company to be held at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa, on Thursday, 8 April 2004 at 11:00 and at any adjournment thereof. I direct CHESS Depositary Nominees Pty Limited to vote as follows:

VOTING INSTRUCTION:

Special Resolution	For	Against	Abstain
Approval to change the name of AngloGold Limited to AngloGold Ashanti Limited			

Notes:

1. Please indicate with an "X" in the appropriate spaces how the votes are to be cast.
2. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
4. When there are joint holders of CDIs, any one holder may sign the Voting Instruction Form.
5. Completed CDI Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840.

Signed at _____ on _____ 2004

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 8 MARCH 2004   By: /s/ C R Bull

                                       Name: C R Bull
                                       Title: Company Secretary